[Letterhead of Vimpel-Communications]





FOR IMMEDIATE RELEASE


       VIMPELCOM, ALFA GROUP AND TELENOR CLOSE $175.44 MILLION INVESTMENT
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- INVESTMENT FACILITATES VIMPELCOM-REGION'S CONTINUED RAPID NATIONAL EXPANSION -

       - PRESIDENT PUTIN OF RUSSIA AND PRIME MINISTER BONDEVIK OF NORWAY
                      PRESENT AT SIGNING CEREMONY IN OSLO -

Moscow, Oslo and New York (November 12, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced the closing of a $175.44 million investment in its regional subsidiary, VimpelCom-Region. VimpelCom, affiliates of Alfa Group of Russia and Telenor each invested $58.48 million in VimpelCom-Region. Documents consummating the closing were signed in Oslo today in the presence of Russian President Vladimir Putin, who is paying an official visit to Norway, and the Norwegian Prime Minister Kjell Magne Bondevik.

Today's closing represents the second tranche of equity investments into VimpelCom-Region. The third and final investment tranche is scheduled to be completed by November 2003 when Alfa Group is to invest an additional $58.52 million in VimpelCom-Region. Following the completion of this second investment tranche, VimpelCom's economic interest in VimpelCom-Region is approximately 65%, while Alfa Group and Telenor each hold approximately 17.5% interests.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "We see this second phase of investment in VimpelCom-Region as further evidence of the strong commitment of our strategic partners, Alfa Group and Telenor, to the development of our Company and its regional expansion. VimpelCom-Region will use the proceeds from this investment tranche to continue its network and infrastructure build-out in the regions of Russia."

The Alfa Group of companies was established in Russia in 1988 and has evolved today into one of Russia's largest financial industrial groups. Alfa Group Consortium is active in the banking, insurance, telecommunications, asset management, oil, gas and other primary commodities, food and retail sectors. Alfa Eco is the group's main trading and industrial arm with interests in oil, metals, mining, telecommunications, foodstuffs and beverages. Alfa Bank is the largest privately-owned bank in Russia with an extensive nationwide network of more than 70 branches, and subsidiaries in Ukraine, Kazakhstan, the United Kingdom, the United States and the Netherlands. Alfa Bank holds a strategic stake in Golden Telecom (NASDAQ: GLDN), a provider of integrated telecommunications services throughout Russia and other countries of the Commonwealth of Independent States.

Telenor ASA, headquartered in Oslo, Norway, is an international provider of high quality telecommunications, data and media communication services. Telenor Mobile - the mobile business area of Telenor - is one of the world's most advanced mobile operators with a leading position in the Norwegian market and with ownership in 14 mobile companies throughout the world. The total number of mobile subscribers as of September 30, 2002 was 11.6 million - 2.4 million in Norway and 9.2 million abroad, calculated on the basis of Telenor Mobile's ownership interests in each company. Telenor is listed on the Oslo Stock Exchange (TEL) and on NASDAQ in New York (TELN).

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of


                                    -more-

VimpelCom, Alfa Group And Telenor Close $175.44 Million Investment in Vimpel-Com Region
Page 2 of 2

brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of the third phase of the transaction described herein which is subject to regulatory and certain other approvals, as well as certain other conditions precedent. If any of the approvals are not obtained or any condition precedent is not met, the third phase of the transaction may not be consummated. We cannot assure you that Alfa Group's additional equity investment in or prior to November 2003 will be made on a timely basis or at all. These statements also relate to the Company's development and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. Certain factors that could affect this transaction and the Company's development include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:


Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com